UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. [___])*

Endologix, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29266S106
(CUSIP Number)

September 25, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 29266S106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Zuercher Kantonalbank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON CO

Item 1.

(a)	Name of Issuer:

Endologix, Inc.

(b)	Address of Issuer's Principal Executive Offices:

11 Studebaker Irvine, California 92618

Item 2.

(a)	Name of Person Filing:

Zuercher Kantonalbank

(b)	Address of Principal Business Office or, if none, Residence:

Bahnhofstr. 9
P.O. Box
CH-8001 Zürich
Switzerland

(c)	Citizenship:

Switzerland

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

29266S106

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13(d)-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

As of the date of this Schedule 13G, Zuercher Kantonalbank does not beneficially own any shares of common stock of Endologix, Inc. (the “Issuer”).  On September 25, 2007, Zuercher Kantonalbank, as pledgee, received 4,624,910 shares of common stock of the Issuer, which constitute 10.8% of the outstanding shares of common stock (the “Pledged Shares”), as collateral to secure loans entered into in the ordinary course of business with Credit Suisse First Boston (Europe) Limited (the “Pledgor”). Under the terms of the loan agreement governing the share pledge, Zuercher Kantonalbank has undertaken to arrange for the voting rights attached to the Pledged Shares to be exercised in accordance with the instructions of the Pledgor.  On January 28, 2008, Zuercher Kantonalbank retransferred the Pledged Shares to the Pledgee.

(b)	Percent of Class:

0%. See Item 4(a) above.

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote: 0. See Item 4(a) above.

(ii)	shared power to vote or to direct the vote: 0. See Item 4(a) above.

(iii)	sole power to dispose or to direct the disposition of: 0. See Item 4(a) above.

(iv)	shared power to dispose or to direct the disposition of: 0.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.  See Item 4(a) above.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Between September 25, 2007, when the Pledged Shares were transferred to Zuercher Kantonalbank and January 28, 2008, when Zuercher Kantonalbank retransferred the Pledged Shares to the Pledgor, pursuant to the terms of the loan agreement, the Pledgor had the right to receive dividends on the Pledged Shares. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Pledged Shares held by the filing person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Member of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

February 5, 2008	ZUERCHER KANTONALBANK

/s/ Peter Höltschi
Name: Peter Höltschi
Title: Deputy General Counsel

/s/ Sira Schoraka
Name: Sira Schoraka
Title: Compliance Officer